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                                 NAVISITE, INC.
                               400 Minuteman Road
                          Andover, Massachusetts 01810


                                                      March 21, 2006


VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


     Re: NaviSite, Inc. Registration Statement on Form S-2 (File No. 333-112087)
         Application for Withdrawal


Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), NaviSite, Inc. (the "Company") hereby submits this application for withdrawal of its Registration Statement on Form S-2, together with all amendments thereto (File No. 333-112087) (the "Registration Statement"), relating to the proposed public offering of the shares of the Company's common stock, effective as of the date hereof, or as early as practicable hereafter. No shares have been sold pursuant to the Registration Statement. The Company is requesting withdrawal of the Registration Statement due to continuing unfavorable conditions in the capital markets for small public companies. In addition, the registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

     Should you have any questions regarding the Company's application for withdrawal of the Registration Statement, please contact outside legal counsel to the Company, Thomas B. Rosedale of BRL Law Group LLC, 31 St. James Avenue, Suite 850, Boston, MA 02116, telephone: (617) 399-6935, facsimile: (617)
399-6930. We request that Tom Rosedale also be notified of the withdrawal of the Registration Statement by telephone call at the number in the previous sentence and that a member of the Staff forward a copy of the order withdrawing the Registration Statement to the attention of Tom Rosedale.



                                           Very truly yours,


                                           NAVISITE, INC.

                                           By: /s/ Monique Cormier
                                               -----------------------------
                                               Monique Cormier
                                               General Counsel and Secretary


cc: Thomas B. Rosedale